SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Press Release

PETRÓLEO BRASILEIRO S.A. - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, and UNIPAR – União de Indústrias Petroquímicas S.A. [Bovespa: UNIP3/UNIP5/UNIP6], SUZANO PETROQUÍMICA S.A. (“NP”) e PETROQUÍMICA UNIÃO S.A. (“PQU”), goes public, in the form of and for the purpose of CVM Instruction # 358/02, to inform that, on this date, and giving continuity to the process of forming the Petrochemical Company announced by Unipar, Petrobras, and Petrobras Química S.A. (“Petroquisa”), pursuant to the Joint Relevant Fact announced on 11/30/2007:

1. Unipar completed the transference, to its Fasciatus Participações S.A. (“Fasciatus”) subsidiary, of the following assets it owns:

(i) stakes in Rio Polímeros S.A. (“Riopol”), represented by 423,965,910 ordinary shares and 96 preferred shares, equivalent to 33.33% of its total capital;

(ii) stakes in PQU, represented by 27,478,451 ordinary shares and 23,972,650 preferred shares, equivalent to 51.35% of its total capital;

(iii) all of its property and rights and liabilities of Unipar Divisão Química;

(iv) stakes in Polietilenos União S.A. (“PU”), represented by 48,224,949 ordinary shares, equivalent to 99% of its total capital; and

(v) R$380 million, which were used to acquire, on this date, 415,224,345 ordinary shares and 94 preferred shares issued by Riopol, for R$0.9152 per share, of which 203,241,390 ordinary shares and 46 preferred shares purchased from SZPQ and 211,982,955 ordinary shares and 48 preferred shares purchased from Petroquisa. Additionally, SZPQ also transferred, under the same conditions, 105,991,512 ordinary shares of Riopol to BNDES Participações S.A. – BNDESPAR.

2. Petroquisa, in turn, transferred to Dapean Participações S.A., a company under its control and under the control of Petrobras, which holds direct control over SZPQ, the stakes it had in PQU, represented by 9,135,188 ordinary shares and 9,135,190 preferred shares, equivalent to 17.44% of its total capital. As a result, Dapean Participações S.A. will now hold 76.6% of SZPQ’s total capital and 17.44% of PQU’s total capital.

3. Fasciatus was incorporated by Dapean Participações S.A., which had its company name changed to Quattor Participações S.A. (“Quattor Participações”). With the incorporation, Unipar now holds 60% of the voting and total capital of Quattor Participações, while Petrobras 31.9% and Petroquisa 8.1% . As announced in the Joint Relevant Fact of 11/30/2007, Unipar will hold control over Quattor Participações, and Petrobras and Petroquisa, as relevant minority shareholders, will hold the rights foreseen in Quattor Participações’ shareholder agreement.

4. The Board of Directors of Quattor Participações is now composed of nine members, six of whom appointed by Unipar and three by Petrobras. Quattor Participações’ new Board of Directors met on this date and elected a new executive board.

5. Also on this date, SZPQ’s Board of Directors met and elected a new executive board and approved the summons of a general meeting to elect a new Board of Directors and approve the change in SZPQ’s company name, which is expected to be Quattor Petroquímica S.A.

6. As a result of Fasciatus’ incorporation by Quattor Participações, the corporate structure of the above-mentioned corporations is now as follows:

7. In a timely manner, and after securing the required approvals, incorporation proposals for the corporations controlled by Quattor Participations will be submitted seeking to consolidate the assets under a single corporation.

8. Quattor Participações, within 30 days beginning on this date, will request the Securities Exchange Commission (CVM) register the public offer of acquisition for the shares issued by PQU aiming at cancelling its registration as a publicly traded corporation made under the terms of §4, article 4 of Law 6.404/76 and of CVM Instruction # 361/02. The offer will be made for the price of R$15.2741 per share, pursuant to the Relevant Fact divulged by PQU on 04/28/2008.

9. Unipar and Petrobras believe that with the operations carried out on this date, they are forming a highly competitive, global scale petrochemical company, with capacity to produce, by late 2008, some 1.9 million tons of polyolefins, integrated to the production of 2.8 million tons of basic and intermediary petrochemicals, and with a privileged location in the Mercosur, given the proximity of its assets not only to the region’s biggest consumption center but to the main sources of inputs as well.

10. The operation described in this relevant fact has been informed to the Administrative Council for Economic Defense (CADE) and will be informed to the São Paulo Stock Exchange (Bovespa), to the Securities Exchange Commission (CVM), to the U.S. Securities and Exchange Commission (SEC), to the New York Stock Exchange (NYSE), to the Mercado de Valores Latinoamericanos da Bolsa de Valores de Madri (Latibex), to the Comisión Nacional de Valores (CNV), and to the Buenos Aires Stock Exchange.

11. The managements of Unipar, Petrobras, SZPQ and PQU will keep their shareholders informed as provided for by the law in effect.

Rio de Janeiro, June 11, 2008

     Almir Guilherme Barbassa
CFO and Investor Relations Officer
Petróleo Brasileiro S.A. - PETROBRAS

Vítor Cavalcanti Mallmann
Vice-Chief Executive Officer and Investor Relations Officer
UNIPAR – União de Indústrias Petroquímicas S.A.

     Rubens Approbato Machado Junior
Managing Director and Investor Relations Officer
Petroquímica União S.A.

Antonio Roberto da Silva
Chief Financial Officer and Investor Relations Officer
Suzano Petroquímica S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.